August 21, 2007	direct phone: 515-242-2459 direct fax: 515-323-8559 email: bandstra@brownwinick.com

VIA EDGAR CORRESPONDENCE SUBMISSION
Pamela A. Long
Assistant Director
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Prairie Creek Ethanol, LLC
Registration Statement on Form SB-2
File No. 333-141585

Dear Ms. Long:

We hereby withdraw our previous request for acceleration of the effective date of our registration statement on Form SB-2, as amended, as requested in our letter to you dated August 16, 2007. Please contact me with any questions or concerns.

Very truly yours,

/s/ Valerie D. Bandstra

Valerie D. Bandstra